82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

04045153

SUPPL

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z.HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO:	001 202 942 9624
DATUM/DATE	16.09.2004 Do
BETREFF/REF:	Press release Mayr-Melnhof
SEITEN/PAGES	2

RECEIVED
2004 SEP 28 P 2:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
SEP 29 2004
THOMSON FINANCIAL

dw 9/28

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195

PRESS RELEASE

September 16, 2004

Mayr-Melnhof Karton concentrates production at the MM-Eerbeek mill on high performance machine

In the course of the reconstruction at the Dutch MM-Eerbeek mill following a fire in April of this year that caused damages which are covered by insurance, production will be concentrated on the larger of the two machines. This machine will be upgraded to a modern high performance unit for the existing virgin fiber and recycled cartonboard product range. The modernized board machine will commence production before the end of this year. Afterwards, production will cease on the smaller machine, resulting in a reduction of the mill's staff by approximately 100 employees to a total of 160. This move is realized in full agreement with the staff council and unions. Through the technological modernization and improved productivity MM-Eerbeek stands on a strong competitive base for the future.
The fire damage as well as the restructuring will have no particular impact on current results.

For further information, please contact:
Stephan Sweerts-Sporck, Investor Relations, Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
Tel.: (+43/1) 50136, Fax: (+43/1) 50136 – 1195
e-mail: investor.relations@mm-karton.com, Website: http://www.mayr-melnhof.com